UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

Poseida Therapeutics, Inc.

(Name of Subject Company)

Poseida Therapeutics, Inc.

(Name of Person Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

73730P108

(CUSIP Number of Class of Securities)

Kristin Yarema

Chief Executive Officer

Poseida Therapeutics, Inc.

9390 Towne Centre Drive, Suite 200

San Diego, California 92121

(858) 779-3100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Rowook Park

Barbara Borden

Julia Kim

Cooley LLP

10265 Science Center Drive

San Diego, CA 92121

(858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Poseida Therapeutics, Inc., a Delaware corporation (the “Company” or “Poseida”), with the Securities and Exchange Commission on December 9, 2024, relating to the tender offer on Schedule TO filed with the Securities and Exchange Commission on December 9, 2024 by Roche Holdings, Inc., a Delaware corporation (“Parent”) and Blue Giant Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), pursuant to the terms and subject to the conditions of the Agreement and Plan of Merger, dated as of November 25, 2024 (as it may be amended or supplemented from time to time, the “Merger Agreement”), by and among Parent, Merger Sub and Poseida, to acquire all of the outstanding shares of common stock of Poseida, $0.0001 par value per share (the “Shares”) at a per Share offer price of (i) $9.00 in cash, and (ii) one non-tradeable contingent value right representing the right to receive certain contingent payments of up to an aggregate amount of $4.00 per Share in cash upon the achievement of specified milestones, subject to and in accordance with the terms of the Contingent Value Rights Agreement to be entered into with Computershare Inc., a Delaware corporation and its affiliate Computershare Trust Company, N.A., a federally chartered trust company, in each case, without interest, and subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 9, 2024 and the related Letter of Transmittal, as each may be amended or supplemented from time to time. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

This Amendment No. 2 is being filed to reflect certain updates to the Schedule 14D-9 as set forth below. Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 2.

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(K)	Amended Form of CVR Agreement among Roche Holdings, Inc., Computershare Inc. and Computershare Trust Company, N.A. (incorporated by reference to Exhibit (d)(10) to the Schedule TO).

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated December 9, 2024 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Parent and Merger Sub with the SEC on December 9, 2024 (the “Schedule TO”)).

(a)(1)(B)*	Form of Letter of Transmittal (including IRS Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)*	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)*	Summary Advertisement, published on December 9, 2024, in The Wall Street Journal (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO)

(a)(5)(A)*	Press Release of Poseida Therapeutics, Inc., dated November 25, 2024 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Poseida Therapeutics, Inc. with the SEC on November 26, 2024).

(a)(5)(B)*	Media Release issued by Roche Holdings, Inc., dated November 26, 2024 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Parent and Merger Sub with the SEC on November 26, 2024).

(a)(5)(C)*	Poseida Therapeutics, Inc. Employee FAQ, first used on November 25, 2024 (incorporated by reference to Exhibit 99.1 to the Schedule 14D9-C filed by Poseida Therapeutics, Inc. with the SEC on November 26, 2024).

(a)(5)(D)*	Poseida Therapeutics, Inc. Investor/Stakeholder FAQ, first used on November 26, 2024 (incorporated by reference to Exhibit 99.2 to the Schedule 14D9-C filed by Poseida Therapeutics, Inc. with the SEC on November 26, 2024).

(a)(5)(E)*	Poseida Therapeutics, Inc. Letter to Employees, first used on November 25, 2024 (incorporated by reference to Exhibit 99.3 to the Schedule 14D9-C filed by Poseida Therapeutics, Inc. with the SEC on November 26, 2024).

(a)(5)(F)*	Poseida Therapeutics, Inc. Form of E-Mail Response to Investor Inquiry, first used on November 25, 2024 (incorporated by reference to Exhibit 99.4 the Schedule 14D9-C filed by Poseida Therapeutics, Inc. with the SEC on November 26, 2024).

(a)(5)(G)*	Poseida Therapeutics, Inc. LinkedIn Post, first made available on November 25, 2024 (incorporated by reference to Exhibit 99.5 to the Schedule 14D9-C filed by Poseida Therapeutics, Inc. with the SEC on November 26, 2024).

(a)(5)(H)*	Q&A Acquisition of Poseida Therapeutics, Inc., dated November 26, 2024 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Parent and Merger Sub with the SEC on November 26, 2024).

(a)(5)(I)*	Opinion of Centerview Partners LLC, dated November 25, 2024 (included as Annex I to this Schedule 14D-9).

(a)(5)(J)*	Form of Tender and Support Agreement (incorporated by reference to Exhibit 10.1 to Poseida Therapeutics, Inc.’s Current Report on Form 8-K, filed with the SEC on November 26, 2024).

(a)(5)(K)	Amended Form of CVR Agreement among Roche Holdings, Inc., Computershare Inc. and Computershare Trust Company, N.A. (incorporated by reference to Exhibit (d)(10) to the Schedule TO).

(e)(1)*	Agreement and Plan of Merger, dated as of November 25, 2024, among Poseida Therapeutics, Inc., Roche Holdings, Inc. and Blue Giant Acquisition Corp. (incorporated by reference to Exhibit 2.1 to Poseida Therapeutics, Inc.’s Current Report on Form 8-K, filed with the SEC on November 26, 2024).

(e)(2)*	Non-Disclosure Agreement, dated as of March 9, 2021, between Poseida Therapeutics, Inc. and F. Hoffmann-La Roche Ltd., and amendments thereto dated November 19, 2021 and March 10, 2023.

Exhibit No.	Description

(e)(3)*	Annual Report of Poseida Therapeutics, Inc. on Form 10-K for the fiscal year ended December 31, 2023 (incorporated by reference to the Annual Report on Form 10-K for fiscal year ended December 31, 2023 filed by Poseida Therapeutics, Inc. with the SEC on March 7, 2024).

(e)(4)*	Definitive Proxy Statement of Poseida Therapeutics, Inc. in respect of its 2024 Annual Meeting of Stockholders (incorporated by reference to the Definitive Proxy Statement on Schedule 14A, filed by Poseida Therapeutics, Inc. with the SEC on April 25, 2024).

(e)(5)*	Quarterly Report of Poseida Therapeutics, Inc. on Form 10-Q for the three months ended March 31, 2024 (incorporated by reference to the Quarterly Report on Form 10-Q filed by Poseida Therapeutics, Inc. with the SEC on May 14, 2024).

(e)(6)*	Quarterly Report of Poseida Therapeutics, Inc. on Form 10-Q for the three months ended June 30, 2024 (incorporated by reference to the Quarterly Report on Form 10-Q filed by Poseida Therapeutics, Inc. with the SEC on August 5, 2024).

(e)(7)*	Quarterly Report of Poseida Therapeutics, Inc. on Form 10-Q for the three months ended September 30, 2024 (incorporated by reference to the Quarterly Report on Form 10-Q filed by Poseida Therapeutics, Inc. with the SEC on November 7, 2024).

(e)(8)*	Poseida Therapeutics, Inc. Severance and Change in Control Plan and Form of Participation Agreement (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1 as amended (File No. 333-239321) originally filed by Poseida Therapeutics, Inc. with the SEC on July 6, 2020).

(e)(9)*	Poseida Therapeutics, Inc. 2020 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form S-1 as amended (File No. 333-239321) originally filed by Poseida Therapeutics, Inc. with the SEC on July 6, 2020).

(e)(10)*	Poseida Therapeutics, Inc. 2015 Equity Incentive Plan, as amended, and Forms of Option Grant Notice, Option Agreement and Notice of Exercise thereunder (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-1, as amended (File No. 333-239321) originally filed by Poseida Therapeutics, Inc. with the SEC on July 6, 2020).

(e)(11)*	Poseida Therapeutics, Inc. 2020 Equity Incentive Plan and Forms of Stock Option Grant Notice, Option Agreement and Notice of Exercise thereunder (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form S-1, as amended (File No. 333-239321) originally filed by Poseida Therapeutics, Inc. with the SEC on July 6, 2020).

(e)(12)*	Form of Restricted Stock Unit Award Grant Notice and Restricted Stock Unit Award Agreement under the Poseida Therapeutics, Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed by Poseida Therapeutics, Inc. with the SEC on November 9, 2021).

(e)(13)*	Forms of Non-U.S. Stock Option Grant Notice, Stock Option Agreement and Notice of Exercise under the Poseida Therapeutics, Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.7 to the Annual Report on Form 10-K filed by Poseida Therapeutics, Inc. with the SEC on March 9, 2023).

(e)(14)*	Poseida Therapeutics, Inc. Incentive Compensation Recoupment Policy (incorporated by reference to Exhibit 97.1 to the Annual Report on Form 10-K filed by Poseida Therapeutics, Inc. with the SEC on March 7, 2024).

(e)(15)*	Form of Indemnity Agreement, by and between Poseida Therapeutics, Inc. and its directors and officers (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-1, as amended (File No. 333-239321), originally filed by Poseida Therapeutics, Inc. with the SEC on June 19, 2020).

(e)(16)*	Forms of Non-U.S. Restricted Stock Unit Award Grant Notice and Restricted Stock Unit Award Agreement under the Poseida Therapeutics, Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.8 to the Annual Report on Form 10-K filed by Poseida Therapeutics, Inc. with the SEC on March 9, 2023).

Exhibit No.	Description

(e)(18)*	Second Amended and Restated Executive Employment Agreement, by and between Poseida Therapeutics, Inc. and Mark Gergen, dated January 1, 2024 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Poseida Therapeutics, Inc. with the SEC on January 4, 2024).

(e)(19)*	Amended and Restated Participation Agreement, by and between Poseida Therapeutics, Inc. and Mark Gergen, dated February 1, 2022 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Poseida Therapeutics, Inc. with the SEC on February 1, 2022).

(e)(20)*	Offer Letter, by and between Poseida Therapeutics, Inc. and Johanna Mylet, dated June 8, 2015 (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form S-1 (File No. 333-239321), filed by Poseida Therapeutics, Inc. with the SEC on June 19, 2020).

(e)(21)*	Offer Letter, by and between Poseida Therapeutics, Inc. and Harry Leonhardt, dated July 1, 2020 (incorporated by reference to Exhibit 10.13 to the Annual Report on Form 10-K filed by Poseida Therapeutics, Inc. with the SEC on March 9, 2023).

(e)(22)*	Executive Employment Agreement, by and between Poseida Therapeutics, Inc. and Kristin Yarema, Ph.D., dated January 1, 2024 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Poseida Therapeutics, Inc. with the SEC on January 4, 2024).

(e)(23)*	Amended and Restated Participation Agreement, by and between Poseida Therapeutics, Inc. and Kristin Yarema, Ph.D., dated January 1, 2024 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Poseida Therapeutics, Inc. with the SEC on January 4, 2024).

(e)(24)*	Offer Letter, by and between Poseida Therapeutics, Inc. and Syed Rizvi, dated March 15, 2024 (incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q filed by Poseida Therapeutics, Inc. with the SEC on May 14, 2024).

(e)(25)*	Poseida Therapeutics, Inc. Amended and Restated Non-Employee Director Compensation Policy (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by Poseida Therapeutics, Inc. with the SEC on May 14, 2024).

(e)(26)*	Poseida Therapeutics, Inc. Amended and Restated 2022 Inducement Plan (incorporated by reference to Exhibit 99.4 to the Registration Statement on Form S-8 (File No. 333-276948) filed by Poseida Therapeutics, Inc. with the SEC on February 8, 2024).

(e)(27)*	Forms of Grant Notice, Stock Option Agreement, Notice of Exercise, Restricted Stock Unit Grant Notice and Award Agreement under the Poseida Therapeutics, Inc. 2022 Inducement Plan (incorporated by reference to Exhibit 99.5 to the Registration Statement on Form S-8 (File No. 333-262869) filed by Poseida Therapeutics, Inc. with the SEC on February 18, 2022).

(e)(28)*	Collaboration and License Agreement, dated as of July 30, 2022, between Poseida Therapeutics, Inc. and F. Hoffmann-La Roche Ltd (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by Poseida Therapeutics, Inc. with the SEC on November 10, 2022).

(e)(29)*	First Amendment to the Collaboration and License Agreement, dated as of November 7, 2023, between Poseida Therapeutics, Inc. and F. Hoffmann-La Roche Ltd (incorporated by reference to Exhibit 10.30 to the Annual Report on Form 10-K filed by Poseida Therapeutics, Inc. with the SEC on March 7, 2024).

Exhibit No.	Description

(e)(30)*	Second Amendment to the Collaboration and License Agreement, dated as of February 7, 2024, between Poseida Therapeutics, Inc. and F. Hoffmann-La Roche Ltd (incorporated by reference to Exhibit 10.6 to the Quarterly Report on Form 10-Q filed by Poseida Therapeutics, Inc. with the SEC on May 14, 2024).

(e)(31)*	Third Amendment to the Collaboration and License Agreement, dated as of August 14, 2024, between Poseida Therapeutics, Inc. and F. Hoffmann-La Roche Ltd (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by Poseida Therapeutics, Inc. with the SEC on November 7, 2024).

(g)	Not applicable.

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

POSEIDA THERAPEUTICS, INC.

By:	/s/ Kristin Yarema
Name:	Kristin Yarema
Title:	President and Chief Executive Officer

Dated: January 6, 2025